UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Orbitz Worldwide, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68557K109

(CUSIP Number)

Eric J. Bock

Executive Vice President, Chief Administrative Officer and Chief Legal Officer

Travelport Limited

300 Galleria Parkway

Atlanta, GA 30339

(770) 563-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 12 Pages)

CUSIP No. 68557K109	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS TDS Investor (Luxembourg) S.a.r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 48,817,419 (see Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 48,817,419 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,817,419
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.33%*
14.	TYPE OF REPORTING PERSON (see instructions) OO

*	Based on 105,368,952 shares of Common Stock outstanding as of April 15, 2013.

CUSIP No. 68557K109	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS Waltonville Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Gibraltar
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 48,817,419 (see Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 48,817,419 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,817,419
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.33%*
14.	TYPE OF REPORTING PERSON OO

*	Based on 105,368,952 shares of Common Stock outstanding as of April 15, 2013.

CUSIP No. 68557K109	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS Travelport Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 48,817,419 (see Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 48,817,419 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,817,419
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.33%*
14.	TYPE OF REPORTING PERSON OO

*	Based on 105,368,952 shares of Common Stock outstanding as of April 15, 2013.

CUSIP No. 68557K109	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS Travelport Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 48,817,419 (see Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 48,817,419 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,817,419
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.33%*
14.	TYPE OF REPORTING PERSON OO

*	Based on 105,368,952 shares of Common Stock outstanding as of April 15, 2013.

CUSIP No. 68557K109	Page 6 of 12 Pages

1.	NAMES OF REPORTING PERSONS Travelport Worldwide Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 48,817,419 (see Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 48,817,419 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,817,419
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.33%*
14.	TYPE OF REPORTING PERSON OO

*	Based on 105,368,952 shares of Common Stock outstanding as of April 15, 2013.

Page 7 of 12 Pages

On January 28, 2010, certain of the Reporting Persons identified in Item 2 below filed a Schedule 13D (the “Original Filing”) in respect of the common stock, par value $0.01 per share (“Common Stock”), of Orbitz Worldwide, Inc. (the “Issuer”). The Original Filing is hereby amended and supplemented as set forth below by this Amendment No. 1 (this “Amendment” and the Original Filing as amended by this Amendment, the “Schedule 13D” or “Statement”). This Amendment is being filed to provide additional information with respect to the identity and background of the Reporting Persons, to remove certain reporting persons from the Statement and to update the percent of the class of Common Stock beneficially owned by the Reporting Persons as a result of dilution due to equity issuances by the Issuer in connection with the Issuer’s equity compensation plans.

This Amendment is being filed jointly by TDS Investor (Luxembourg) S.a.r.l. (“Luxco”), Waltonville Limited (“Waltonville”), Travelport Limited (“Travelport”), Travelport Holdings Limited (“Holdings”) and Travelport Worldwide Limited (“Worldwide” and, together with Luxco, Waltonville, Travelport and Holdings, the “Reporting Persons”). The agreement among the Reporting Persons relating to the joint filing of the Statement is attached hereto as Exhibit 99.1. Neither the present filing nor anything contained herein nor in the Original Filing shall be construed as an admission that the Reporting Persons constitute a “group” for any purposes and the Reporting Persons do not affirm the existence of a group.

Item 2.	Identity and Background.

Item 2 of the Original Filing is hereby amended and restated in its entirety to read as follows:

(a), (b) and (c)

TDS Investor (Luxembourg) S.a.r.l.

TDS Investor (Luxembourg) S.a.r.l. is a Luxembourg limited liability company. The principal business of Luxco is to act as a holding company. The principal business address of Luxco, which also serves as its principal office, is 2-4 rue Eugène Ruppert, L-2435 Luxembourg.

Luxco is controlled and managed by a board of managers. Luxco has no executive officers. The name and present principal occupation or employment of each manager of Luxco is as follows:

Name	Principal Occupation or Employment
John Sutherland	Independent corporate director
Tony Whiteman	Independent corporate director
Rochelle J. Boas	Senior Vice President and Corporate Secretary of Travelport
Timothy Hampton	Group Vice President, Head of Tax of Travelport

The business address for each manager of Luxco is 2-4 rue Eugène Ruppert, L-2435 Luxembourg.

Waltonville Limited is the sole member of Luxco.

Waltonville Limited

Waltonville Limited is a Gibraltar corporation. The principal business of Waltonville is to act as a holding company. The principal business address of Waltonville, which also serves as its principal office, is 57/63 Line Wall Road, Gibraltar.

Waltonville is controlled and managed by a board of directors. Waltonville has no executive officers. The name and present principal occupation or employment of each director of Waltonville is as follows:

Name	Principal Occupation or Employment
Eric Bock	Executive Vice President, Chief Administrative Officer and Chief Legal Officer of Travelport
Rochelle Boas	Senior Vice President and Corporate Secretary of Travelport
Kristina Howell	Vice President, Tax of Travelport

The business address for each director and executive officer of Waltonville is 57/63 Line Wall Road, Gibraltar.

Travelport is the sole shareholder of Waltonville.

Page 8 of 12 Pages

Travelport Limited

Travelport Limited is a Bermuda exempted company. The principal business of Travelport is the provision of critical transaction processing solutions and data to companies operating in the global travel industry. The principal business address of Travelport, which also serves as its principal office, is 300 Galleria Parkway Atlanta, GA 30339.

The name, position with Travelport and present principal occupation or employment of each director and executive officer of Travelport is as follows:

Name	Position with Travelport	Principal Occupation or Employment
Gordon A. Wilson	President and Chief Executive Officer; Director	President and Chief Executive Officer of Travelport
Eric J. Bock	Executive Vice President, Chief Legal Officer and Chief Administrative Officer	Executive Vice President, Chief Legal Officer and Chief Administrative Officer of Travelport
Philip Emery	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Travelport
Kurt Ekert	Executive Vice President and Chief Commercial Officer	Executive Vice President and Chief Commercial Officer of Travelport
Mark Ryan	Executive Vice President and Chief Information Officer	Executive Vice President and Chief Information Officer of Travelport
Jeff Clarke	Director	Managing Partner at Augusta Columbia Capital Group
Douglas M. Steenland	Director	Executive Advisor to the Blackstone Private Equity Group
Gavin R. Baiera	Director	Managing Director at Angelo, Gordon & Co., L.P.

The business address for each director and executive officer of Travelport is c/o Travelport Limited, 300 Galleria Parkway Atlanta, GA 30339.

Holdings is the sole shareholder of Travelport.

Travelport Holdings Limited

Travelport Holdings Limited is a Bermuda exempted company. The principal business of Holdings is to act as a holding company. The principal business address of Holdings, which also serves as its principal office, is c/o Travelport Limited, 300 Galleria Parkway, Atlanta GA 30339.

The name, position with Holdings and present principal occupation or employment of each director and executive officer of Holdings is as follows:

Name	Position with Holdings	Principal Occupation or Employment
Gordon A. Wilson	President and Chief Executive Officer	President and Chief Executive Officer of Travelport
Eric J. Bock	Executive Vice President, Chief Legal Officer and Chief Administrative Officer	Executive Vice President, Chief Legal Officer and Chief Administrative Officer of Travelport
Philip Emery	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Travelport
Kurt Ekert	Executive Vice President and Chief Commercial Officer	Executive Vice President and Chief Commercial Officer of Travelport
Mark Ryan	Executive Vice President and Chief Information Officer	Executive Vice President and Chief Information Officer of Travelport
Jeff Clarke	Director	Managing Partner at Augusta Columbia Capital Group
Douglas M. Steenland	Director	Executive Advisor to the Blackstone Private Equity Group
Gavin R. Baiera	Director	Managing Director at Angelo, Gordon & Co., L.P.

The business address for each director and executive officer of Holdings is c/o Travelport Holdings Limited, c/o Travelport Limited, 300 Galleria Parkway, Atlanta, GA 30339.

Worldwide is the sole shareholder of Holdings.

Page 9 of 12 Pages

Travelport Worldwide Limited

Travelport Worldwide Limited is a Bermuda exempted company. The principal business of Wordwide is to act as a holding company. The principal business address of Worldwide, which also serves as its principal office, is c/o Travelport Limited, 300 Galleria Parkway, Atlanta, GA 30339.

The name, position with Worldwide and present principal occupation or employment of each director and executive officer of Worldwide is as follows:

Name	Position with Holdings	Principal Occupation or Employment
Gordon A. Wilson	President and Chief Executive Officer	President and Chief Executive Officer of Travelport
Eric J. Bock	Executive Vice President, Chief Legal Officer and Chief Administrative Officer	Executive Vice President, Chief Legal Officer and Chief Administrative Officer of Travelport
Philip Emery	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Travelport
Kurt Ekert	Executive Vice President and Chief Commercial Officer	Executive Vice President and Chief Commercial Officer of Travelport
Mark Ryan	Executive Vice President and Chief Information Officer	Executive Vice President and Chief Information Officer of Travelport
Jeff Clarke	Director	Managing Partner at Augusta Columbia Capital Group
Douglas M. Steenland	Director	Executive Advisor to the Blackstone Private Equity Group
Gavin R. Baiera	Director	Managing Director at Angelo, Gordon & Co., L.P.

The business address for each director and executive officer of Worldwide is c/o Travelport Worldwide Limited, c/o Travelport Limited, 300 Galleria Parkway, Atlanta, GA 30339.

(d) During the last five years, to the best knowledge of the Reporting Persons after due inquiry, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, to the best knowledge of the Reporting Persons after due inquiry, none of the persons identified in this Item 2 has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Each natural person identified in this Item 2 is a citizen of the United States, with the following exceptions: Gordon Wilson, Philip Emery and Timothy Hampton are United Kingdom citizens; and John Sutherland and Tony Whiteman are Luxembourg citizens.

Page 10 of 12 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Filing is hereby amended and restated in its entirety to read as follows:

(a) As of the date hereof, the Reporting Persons beneficially own the aggregate number and percentage of outstanding shares of Common Stock set forth below:

Reporting Person	Aggregate Number of Shares of Common Stock Beneficially Owned		Percentage of Outstanding Common Stock(1)
Luxco	48,817,419		46.33%
Waltonville	48,817,419	(2)	46.33%
Travelport	48,817,419	(2)	46.33%
Holdings	48,817,419	(2)	46.33%
Worldwide	48,817,419	(2)	46.33%

(1)	Calculated based on 105,368,952 shares of Common Stock outstanding as of April 15, 2013.
(2)	By virtue of the relationships reported in Item 2 and pursuant to Rule 13d-3 under the Act, each of such Reporting Persons may be deemed to indirectly beneficially own the 48,817,419 shares of Common Stock beneficially owned by Luxco.

(b) By virtue of the relationships reported in Item 2 and pursuant to Rule 13d-3 under the Act, each of Luxco, Waltonville, Travelport, Holdings and Worldwide may be deemed to have shared voting and dispositive power with respect to 48,817,419 shares of Common Stock.

(c) Except as set forth herein, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d) Except as set forth in Item 6 below, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e) Not applicable.

Page 11 of 12 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Filing is hereby amended and restated in its entirety to read as follows:

Except for the Shareholders Agreement (as defined in the Original Filing) and the information set forth in Item 4 of the Original Filing (which is incorporated herein by reference) or as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Travelport is party to a Separation Agreement (as defined in the Original Filing), a Tax Sharing Agreement (as defined in the Original Filing) and various other agreements with the Issuer, all as further described in the Issuer’s proxy statement for the 2012 annual meeting of shareholders.

In addition, pursuant to the Separation Agreement, Travelport has certain registration rights with respect to the shares issued to it pursuant to the Stock Purchase Agreement (as defined in the Original Filing).

Pursuant to the Issuer’s certificate of incorporation, until Travelport and certain affiliates cease to beneficially own at least 331/3% of the votes entitled to be cast by the outstanding Common Stock, the prior written consent of Travelport is required for, among other things, any increase or decrease in the authorized capital stock of the Issuer or the creation of any class or series of capital stock of the Issuer, any issuance or sale of the capital stock of the Issuer or its subsidiaries with certain exceptions, any change in the number of directors on the Board of Directors of the Issuer, the selection of the members of the Board of Directors of the Issuer and the filling of newly-created vacancies on the Board of Directors of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Filing is hereby amended and restated in its entirety to read as follows:

(a)	Joint Filing Agreement among the Reporting Persons dated April 25, 2013 is filed as Exhibit 99.1 hereto.

(b)	Stock Purchase Agreement, dated as of November 4, 2009, between the Issuer and Travelport Limited is filed as Exhibit 99.2 hereto and is incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K dated November 11, 2009 and filed with the Securities and Exchange Commission on November 11, 2009 (File No. 001-33599).

(c)	Shareholders’ Agreement, dated as of November 4, 2009, between the Issuer and Travelport Limited is filed as Exhibit 99.3 and is incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K dated November 11, 2009 and filed with the Securities and Exchange Commission on November 11, 2009 (File No. 001-33599).

Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2013

TDS INVESTOR (LUXEMBOURG) S.A.R.L.

By:	/s/ Rochelle Boas
Name:	Rochelle Boas
Title:	Manager

WALTONVILLE LIMITED

By:	/s/ Rochelle Boas
Name:	Rochelle Boas
Title:	Director

TRAVELPORT LIMITED

By:	/s/ Rochelle Boas
Name:	Rochelle Boas
Title:	Senior Vice President and Assistant Secretary

TRAVELPORT HOLDINGS LIMITED

By:	/s/ Rochelle Boas
Name:	Rochelle Boas
Title:	Senior Vice President and Assistant Secretary

TRAVELPORT WORLDWIDE LIMITED

By:	/s/ Rochelle Boas
Name:	Rochelle Boas
Title:	Senior Vice President and Assistant Secretary